Notice of Exempt Solicitation

Registrant: Phillips 66

Name of Person Relying on the Exemption: Follow This

Address of Person Relying on Exemption: Anthony Fokkerweg 61 1059 CP Amsterdam

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934

Submission is not required of the filer under the terms of the Rule but is made voluntary

April 20, 2022

Dear Phillips 66 Shareholders,

We are writing to urge you to VOTE “FOR” Item 5 on the proxy card, asking the Company to adopt medium- and long-term greenhouse gas reduction targets.

SUMMARY

As shareholders in Phillips 66 (“Phillips 66” or “the Company”), we are concerned that the Company is failing to address the risks posed by climate change to its business operations of fossil fuel refining, storing, transporting and marketing.  In absence of Paris-consistent targets to reduce both the emissions of its operations (Scope 1 and 2) and products (Scope 3), shareholders in Phillips 66 are unable to determine if Phillips 66 is addressing the risks and opportunities to expand investments in new, low-carbon alternatives, thereby addressing the risks for the Company, its shareholders, and the global economy. As such, shareholders are encouraged to vote “FOR” this proposal.

RESOLVED CLAUSE

The Proposal reads in part:

“RESOLVED: Shareholders request the Company to set and publish medium- and long-term targets to reduce the greenhouse gas (GHG) emissions of the Company’s operations and energy products (Scope 1, 2, and 3) consistent with the goal of the Paris Climate Agreement: to limit global warming to well below 2°C above pre-industrial levels and to pursue efforts to limit the temperature increase to 1.5°C.”

SUPPORTING STATEMENT

-	The world’s leading international scientific bodies recently released reports which clearly state the need for deep cuts in emissions in order to limit global warming to safe levels. We therefore support the Company to set emission reduction targets for all emissions: the emissions of the company’s operations and the emissions of its energy products (Scope 1, 2, and 3). Reducing Scope 3 emissions, the vast majority of the Company’s emissions, is essential to limiting global heating.

-	A growing international consensus has emerged among financial institutions that climate-related risks are a source of financial risk, and therefore limiting global warming is essential to risk management and responsible stewardship of the economy.

-	We believe that the Company could lead and thrive in the energy transition. We therefore encourage you to set targets that are inspirational for society, employees, shareholders, and the energy sector, allowing the company to meet an increasing demand for energy while reducing GHG emissions to levels consistent with curbing climate change

RATIONALE FOR A YES VOTE

1)	Every company needs to reduce its absolute emissions in line with the goal of Paris to stay within the pathway of no or limited overshoot of 1.5 degrees Celsius. Phillips 66 has not set Paris-consistent emission reduction targets. The Company’s medium-term intensity targets for operations (Scope 1 and 2) and products (Scope 3) fall short of being Paris-consistent as the Company fails to quantify the extent to which these will lead to an absolute reduction of its overall emissions. Furthermore, the Company’s long-term net-zero ambition merely addresses Scope 1 and 2 emissions, which constitute only 9.6% of the company's total reported emission profile (2020).[1] By excluding Scope 3 from its long-term reduction efforts, the Company fails to assume responsibility for the vast majority of its emissions.
2)	The Net Zero Benchmark by Climate Action 100+, the World’s largest investor alliance, shows that investor sentiment is clear; companies are expected to develop and implement a robust strategy to manage the climate-related risk, requiring companies to address the emissions of their products, in accordance with scientific consensus for what is required to meet the goals of the Paris Agreement and limit global warming to 1.5 degrees Celsius.[2]
3)	Companies who fail to do reduce their entire emission portfolio are at risk of losing access to capital markets due to increasing emission reduction commitments by financial institutions. Furthermore, current regulatory developments and recent litigation efforts highlight the legal risks for companies who fail to adopt a Paris-consistent emission reduction strategy.
4)	Investor support following last year’s Follow This proposal, which received an 80% majority, convinced the Company to set emission reduction targets. Nevertheless, these targets fall short of Paris-alignment. In absence of Paris-consistent emission reduction targets, the company risks falling behind its peers; increasingly, oil and gas companies are adopting more ambitious climate strategies to address growing investor concerns over the financial and legal risk of climate change. By supporting this year's proposal, shareholders can send a clear message to the Company that the Company must set the necessary targets to reduce its emissions in line with the goals of the Paris Agreement to assume a leading role in the energy transition.

DISCUSSION

Background

Our proposals, submitted to five US oil majors, request energy companies to adopt a strategy congruent with the Paris Agreement; the companies are requested to set targets to reduce their emissions (Scope 1, 2 and 3) in the medium- and long-term. This proposal is important for shareholders not only because it serves the best interest of the Company, but also because it is necessary to safeguard all the assets in shareholders’ portfolios from the devastating effects of climate change. Investor support for the Follow This proposals has in the past caused companies to set Scope 3, and other, emission reduction targets where these had not been set before.

Regarding Phillips 66, our proposal is important as it will provide the Company with a mandate to reduce its emissions and lead the energy transition. The science is clear, and policy is rapidly developing; In order to limit warming to well below 2 degrees Celsius and to pursue efforts for maximum 1.5 degrees Celsius warming, most of the assets already discovered cannot be exploited; this contrasts with the plans of the Company and its oil and gas peers. If action is not taken immediately, the inescapable forthcoming regulatory interventions will render all these assets stranded. There is a small, and rapidly closing, window to take action. If the Company sets targets to reduce its emissions and adjust their investments accordingly, it can preemptively address these regulations and take its place as a leader in the transition.

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1 Phillips 66 Sustainability Report 2021 Page 65, available at: www.phillips66.com/sustainability

2 Climate Action 100+ Net Zero Company Benchmark 2022, available at: www.climateaction100.org/net-zero-company-benchmark

Financial Risk

The proposal is in the best interest of shareholders as it is necessary to safeguard their entire portfolios. Financial institutions are increasing their emission reduction commitments. This puts companies who do not sufficiently address emissions at risk of losing access to capital markets. The recent IPCC report forebodes catastrophic consequences for the global economy, threatening to freeze the entire global financial apparatus and impose insurmountable costs to investors. Only if Phillips 66, and other companies, set targets to reduce emissions and follow them up with robust strategies to facilitate the transition to a low-carbon economy  will it be possible to avoid these consequences. Accordingly, a vote in favor of our proposal will protect our investments in the Company and encourage other companies to follow the correct path. Ultimately, this proposal allows investors to give a mandate to Phillips 66 to devise a strategy that will see the Company thrive in a transitioned economy.

By delaying a commitment to a medium-term reduction of its overall emission portfolio, the Company contributes to the outpacing of the carbon budget.3 The recent IPCC report described the consequences of not realizing the necessary Paris-consistent interim reductions as “... a threat to human wellbeing and the health of the planet. Any further delay in concerted global action will miss a brief and rapidly closing window to secure a livable future,” said Hans-Otto Pörtner (co-chair of IPCC WGII). This would have disastrous economy-wide consequences which would harm investors’ investments throughout their entire portfolios. By committing to the necessary interim overall emission reductions in line with Paris, the adverse climate change effects of the exceeded carbon budget on the Company and the economy could be prevented, or at least severely mitigated.

Legal Risk

Recent cases against European oil major Shell (by Friends of the Earth and ClientEarth), as well as increased litigation efforts in the US, demonstrate that oil and gas companies are at risk of having to forcefully adopt a Paris-consistent emission reduction strategy. Additionally, these litigation efforts expose the Company to financial risks of damage claims that request compensation for instance for abatement costs to mitigate the adverse effects of climate change caused by fossil fuel induced GHG emissions.

These legal risks that the Company faces, which directly impact the Company’s shareholders, could be retired if shareholders provided the Company with a mandate to effectuate the necessary changes on its own accord. Implementation of the proposal would therefore allow the Company to pursue the most cost-efficient route to a decarbonized future in which the company could play a leading role.

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3 www.carbontracker.org/carbon-budgets-where-are-we-now

The Company’s targets are not Paris-aligned

The Company’s short-, medium- and long-term ambitions fall short of Paris alignment. The IPCC advises that in order to meet the goals of the Paris Agreement, global emissions must come down by around 45% in the medium-term.4 Oil and Gas Majors are expected to keep pace with these reductions; the IEA advises that Oil and Gas companies must reduce their emissions by around 36% during this time period.5

The Company’s long-term 50% intensity Scope 1 and 2 net-zero target falls short of Paris-alignment in absence of a commitment to reduce Scope 3 emissions. A Paris-aligned pathway without inclusion of Scope 3 GHG emission reduction targets does not exist, as Scope 3 emissions constitute the overwhelming majority of the Company’s overall emissions. Therefore, investors increasingly understand that companies that do not actively reduce medium-, and long-term Scope 3 emissions are not properly addressing the risks and opportunities of the energy transition.

Significant medium-term reductions are necessary to stay within limited or no overshoot of 1.5 degrees Celsius. The Company’s current medium-term ambitions aim to reduce the intensity of its operations (Scope 1 and 2) and products (Scope 3) emissions by 30% and 15%, respectively, from a 2019 baseline. While these medium-term targets are achievable, the Company fails to quantify the extent to which the targets will lead to absolute emissions reductions consistent with the goal of the Paris Climate Agreement. These significant absolute medium term emission reductions are needed to avoid immediate exacerbation of climate change.

The Company’s targets fall far short of the request as they lack a clear commitment to GHG emission reductions as prescribed by Paris. The Company’s long-term ambition only encompasses its Scope 1 and 2 emissions, leaving the vast majority of emissions (Scope 3 emissions) unaddressed. The CA100+ benchmark analysis of Phillips’ 66 also finds that the Company’s most recently disclosed medium-term target is not aligned with the goal of limiting global warming to 1.5°C.6

The Proponent recognizes the Company’s focus on capital allocation to drive its emission reduction initiatives. The Company states that 45% of its $916 million growth capital supports lower-carbon opportunities. 7 It is however unclear what qualifies as lower-carbon opportunities and to what extent these expenditures will lead to Paris-consistent GHG emission reductions.

For these reasons, shareholders are encouraged to make it clear to the Company that it needs to set Paris-consistent emission reduction targets by voting in favor of the Proposal.

The Company can assume a leading role by adopting Paris-consistent targets

In its opposition statement, the Company states it will update its targets in step with technology developments, policy changes and consumer energy demand trends. Evidently, the Company is aware its targets are currently incongruent with what is needed to stay within a Paris-aligned pathway. Additionally, the Company points out that even to meet its long-term operational target, which lacks incorporation of the majority of its emissions (Scope 3), elements beyond its control will need to change. It argues that more ambitious targets could create a risk for the Company and its shareholders. The Proponent commends the Company for setting achievable ambitions instead of far-off net-zero promises. While it is understandable that the Company may not want to set overly ambitious long-term targets without corresponding medium-term reductions in fear of reputational harm, this does not explain the inadequacy of the Company’s medium-term targets, nor does it explain why the Company fails to address Scope 3 entirely in its long-term target.

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4 IPCC Sixth Assessment Report, Working Group I,

Summary for Policymakers, 2021, page 13, Box SPM.1 (a), scenario SSP1-1.9.

5 IEA Net Zero by 2050 Roadmap, 2021, page 26.

6 CA100+ Company assessment Phillips 66 available at: www.climateaction100.org/company/phillips-66

7 Phillips 66 à All Stories à Operating Excellence “Phillips 66 adds 2050 target to greenhouse gas emissions reductions plans” available at www.phillips66.com/newsroom

Significant medium-term reductions are needed to stay within limited or no overshoot of 1.5 degrees Celsius. The Company runs greater risks by failing to lower its emissions in the coming decades, than by setting an overly ambitious target. Furthermore, Scope 3 reductions in the long-term are a necessity to reduce emissions in the Company’s value chain, thereby reducing global emissions. Capital will be allocated to companies that take charge in dealing with climate-related risks. By setting a long-term Scope 3 target and increased medium-term Scope 1, 2 and 3 targets in line with Paris, the Company can count on investor support in its pursuit of a net-zero business model.

While the Proponent recognizes that certain developments may be beyond the Company’s direct control, the Company is encouraged to adopt a forward-looking view. Society needs energy, preferably offered by low GHG emitting products that protect the long-term interests of shareholders, consumers and the global economy. The Proponent recognizes that a short-term strategy will include a creative mix of energy sources and that significant investments in alternatives, along with ambitious emission reduction targets are needed to effectuate the energy transition in the medium- and long-term. In the long run, capital will be allocated to producers that can show resilience to the risks of the energy transition. Companies that take active steps in reducing their emissions in line with Paris will obtain investor support and remain competitive. The Proposal encourages the Company to assume a leading role in this transition.

Conclusion

Companies across the energy sector can make the Paris Climate Agreement by setting medium- and long-term GHG emission reduction targets in line with Paris. In doing so, they would mitigate the financial risks of climate change that companies and their investors currently face. The Company’s current medium- and long-term targets fall short of being consistent with Paris. Support for the Proposal would encourage the Company to increase its ambition and assume a leading role in the energy transition.

For the foregoing reasons, shareholders are urged to vote FOR the Proposal which requests the Company to set Paris-consistent emission reduction targets.

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